EXHIBIT 99.3


FOR IMMEDIATE RELEASE                     Date:               October 19, 1998
                                          Contact:               Michael Price
                                                        Chief Financial Officer
                                          Phone:                (504) 586-8888
                                          Fax:                  (504) 522-1796
                                          Email:          michaelprice@msn.com



            Forman Petroleum Corporation (the "Company"), filed a Complaint on Friday, October 16, 1998 against Jefferies & Company, Inc. ("Jefferies") in the United States District Court in and for the Eastern District of Louisiana. The Complaint asserts causes of action against Jefferies for breach of fiduciary duty, breach of contract, detrimental reliance, negligence, intentional misrepresentation, and negligent misrepresentation in connection with a 1997 debt and equity offering by the Company. The Company is seeking damages in an amount to be determined at trial. Although the Company is confident that the Complaint is well founded in law and fact, there can be no assurance that the Company will prevail in the lawsuit.

            Forman Petroleum Corporation is headquartered at 650 Poydras Street, Suite 2200, New Orleans, Louisiana.